 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES BOARD OF DIRECTOR CHANGES

CALGARY, ALBERTA (February 6, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that Mr. Doug Baker has resigned as a member of the Board of Directors (the “Board”) of the Company, citing personal and family reasons. Mr. Baker joined the Board in 2007, and was a member of the Company’s Corporate Governance Committee and the Chair of the Audit Committee.

“Mr. Baker has been an invaluable member of the Board, providing insight and stewardship over his many years of service. On behalf of the Board and management I wish to thank Mr. Baker for his contributions to Bellatrix.” said W.C. (Mickey) Dunn, Chairman of the Board.

In light of Mr. Baker’s resignation, the Board has appointed Mr. Keith Turnbull, a current member of the Audit Committee of the Board, as the Chair of the Audit Committee. Mr. Turnbull joined the Board in 2014, and prior thereto was a partner at KPMG LLP.

Bellatrix also announces the appointment of Mr. Tom MacInnis to the Board, and as a member of the Audit Committee, to fill the vacancy created by Mr. Baker’s resignation. Mr. MacInnis is a seasoned energy-focused financial executive. Most recently Mr. MacInnis was Head of Financial Markets for National Bank Financial where he was responsible for leading the firm’s global energy practice. Prior thereto, Mr. MacInnis was a founder and Managing Director of Tristone Capital, an energy focused boutique investment banking practice in Calgary, Alberta. Mr. MacInnis holds an MBA from the Richard Ivey School of Business and an ICD.D. Certification from the Institute of Corporate Directors.

“We are extremely pleased to welcome Mr. MacInnis to the Bellatrix Board and feel his wealth of financial and capital markets leadership and fresh perspectives will provide additional strength to the Board going forward”, said Mr. Dunn.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com